Exhibit 99.1

AirNet Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, November 16, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it received a notification letter (the “Notification Letter on Compliance”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) dated November 13, 2020, indicating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter from Nasdaq (the “Notification Letter on Deficiency”) on March 30, 2020, indicating that the closing bid price per American depositary share (“ADS”), each representing ten ordinary shares of the Company, had been below $1.00 for a period of 30 consecutive business days and that the Company did not meet the Minimum Bid Price Requirement. The Notification Letter on Deficiency also noted that the Company has a compliance period of 180 calendar days, or until September 28, 2020, to regain compliance with the Minimum Bid Price Requirement. Given the extraordinary market conditions, the Company received a notification letter from Nasdaq (the “Notification Letter on Tolling of Compliance Periods”) on April 17, 2020, stating Nasdaq’s determination to toll the compliance periods for bid price and market value of publicly held shares requirements (collectively, the “Price-based Requirements”) through June 30, 2020. Given that the Company had 163 calendar days remaining in its bid price compliance period as of April 16, 2020, the Company has 163 days since the reinstatement of the Price-based Requirements on July 1, 2020, or until December 10, 2020 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement.

Based on the Notification Letter on Deficiency and the Notification Letter on Tolling of Compliance Periods, if at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

According to the Notification Letter on Compliance, the staff of Nasdaq has determined that for the 20 consecutive business days, being from October 16 through November 12, 2020, the closing bid price of the Company’s ADS has been at $1.00 per ADS or greater, and the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is now closed.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, and formerly known as AirMedia Group Inc, AirNet (Nasdaq: ANTE) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com